Exhibit 99.1

SBR-FORTUNE ASSOCIATES, LLLP
Financial Statements and
Independent Auditors’ Report

December 31, 2007 and 2006

GRAVIER
&
Associates
certified public accountants

To the Partners of
SBR-Fortune Associates, LLLP
Miami, Florida

We have audited the balance sheets of SBR-Fortune Associates, LLLP, as of December 31, 2007 and 2006, and the related statements of income, changes in partners’ equity, and cash flows from inception to the period ended December 31, 2006 and for the year ended December 31, 2007  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of SBR-Fortune Associates, LLLP as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Gravier & Associates, LLP

Gravier & Associates, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
March 11, 2008

201 Alhambra Circle, Suite 901, Coral Gables, FL 33131 • Tel:  305.446.3022 • Fax:  305.446.6319
WWW.GNACPA.COM

SBR-FORTUNE ASSOCIATES, LLLP
Balance Sheets
December 31, 2007 and 2006

ASSETS	2007	2006

Cash equivalents	$173,800	$1,061,622
Land and construction in progress	150,823,316	142,960,912

Total Assets	$150,997,116	$144,022,534

LIABILITIES AND PARTNERS EQUITY

Accounts payable	$1,960,140	$427,707
Notes payable	55,012,122	51,014,939
Total Liabilities	56,972,262	51,442,646

Partners’ Equity	94,024,854	92,579,888

Total Liabilities and Partners’ Equity	$150,997,116	$144,022,534

The accompanying notes are an integral part of these financial statements

SBR-FORTUNE ASSOCIATES, LLLP
Statements of Income
For the periods ended December 31, 2007 and 2006

OTHER INCOME	2007	2006

Proceeds from insurance settlement	$--	$48,463
Interest Income	11,749	59,192

NET INCOME	$11,749	$107,655

The accompanying notes are an integral part of these financial statements

SBR-FORTUNE ASSOCIATES, LLLP
Statement of Changes in Partners’ Equity
For the periods ended December 31, 2007 and 2006

	Limited Partners		General Partner
	Sonesta Beach Resort, LP	Fortune KB, LLC	Fortune KB GP, LLC	Total

Balance at inception	$--	$--	$--	$--

Capital contributions	60,022,233	32,950,000		92,972,233

Net income	53,828	52,750	1,077	107,655

Capital distributions	(500,000)	--	--	(500,000)

Balance, December 31, 2006	59,576,061	33,002,750	1,077	92,579,888

Capital contributions	--	2,933,217	--	2,933,217

Net income	5,875	5,757	117	11,749

Capital distributions	(1,500,000)	--	--	(1,500,000)

Balance, December 31, 2007	$58,081,936	$35,941,724	$1,194	$94,024,854

The accompanying notes are an integral part of these financial statements

SBR-FORTUNE ASSOCIATES, LLLP
Statements of Cash Flow
For the periods ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities:
Net income	$11,749	$107,655

Adjustments to reconcile net income to net cash used by operating activities:

Increase in construction in progress	(7,862,404)	(22,772,012)
Increase in accounts payable	1,532,433	427,707
Total Adjustments	(6,329,971)	(22,344,305)
Net Cash used by Operating Activities	(6,318,222)	(22,236,650)

Cash Flows From Financing Activities:
Capital contributions from partners	2,933,217	2,750,000
Increase in loan payable	3,997,183	21,048,272
Capital distributions to partners	(1,500,000)	(500,000)
Net Cash Provided by Financing Activities	5,430,400	23,298,272

Net increase (decrease) in cash	(887,822)	1,061,622

Cash at beginning of period	1,061,622	--

Cash at end of period	$173,800	$1,061,622

Supplemental disclosure of cash flow information
Cash paid for interest during the periods ended December 31, 2007 and 2006 was $0.

Non-cash transactions
During 2006, the Partnership acquired land valued at $120,000,000 in a non-cash transaction in the form of a capital contribution and the assumption of debt in the amount of $29,966,667.

The accompanying notes are an integral part of these financial statements

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1 – Significant Accounting Policies and Operations

Nature of Business
SBR-Fortune Associates, LLLP (the “Partnership”) was formed as a Florida limited liability limited partnership on January 13, 2005.  The Partnership has two limited partners and a general partner.  In April 2005, the Partnership merged with Sonesta Beach Resort, LLC, a Delaware limited liability corporation, and acquired 10.6 acres of land and real property for the purpose of developing and selling a luxury resort facility in Key Biscayne, Florida.  As described in Note 6, during 2007 the project was modified to a luxury residential development.  The Partnership shall be dissolved upon the earliest of: December 31, 2014, unanimous agreement of all partners, bankruptcy, or the sale of property and all the condominium units of the project.

These financial statements are from the inception of the Partnership through December 31, 2006 and for the year ended December 31, 2007. As of December 31, 2007, the project was in the design and planning phase and no construction or sale of units had occurred.

Revenues and Cost Recognition
Revenues from condominium unit sales will be recognized upon closing of the sale.  Land acquisition, materials and other direct and indirect costs related to the development and construction of the condominium units are capitalized.  Direct and indirect costs of the condominium units are allocated to individual units based on their area.  Capitalized costs of condominium units are charged to earnings when the related revenue is recognized.

Statement of Cash Flows
For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes
The Partnership does not incur federal or state income taxes; instead, its earnings are included in the partners’ income tax returns and taxed depending on the partners’ tax status.  Therefore, the financial statements do not reflect a provision for income taxes.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 2 –Related Party Transactions

Under its operating agreement, the Partnership agreed to pay “hotel shutdown payments” to Sonesta Beach Resort Limited Partnership (“Sonesta”) in the amount of $125,000 per month commencing in the month in which the hotel was closed to guests and continuing through the new hotel opening date.  The hotel was closed on August 31, 2006.  These payments are being recorded as capital distributions.

Upon closing of the hotel and in accordance with its operating agreement, the Partnership incurred $4,000,000 in hotel closing expenses including costs of terminating contracts and agreements, employee severance payments, accrued vacation and defined benefit pension plan costs.  The Partnership has also agreed to pay Fortune International Management (“Fortune”) a project administration fee of $100,000 per month commencing on the acquisition of the property and not to exceed $4,400,000.  Project administration fees incurred for the periods ended December 31, 2007 and December 31, 2006 were $1,200,000 and $2,100,000, respectively.  These transactions have been capitalized as part of construction costs.  As of December 31, 2007 and December 31, 2006, the Partnership had $1,069,063 and $320,096 in payables, respectively, to its partners.

The Partnership’s land was obtained in a transaction with Sonesta.  In April 2005, Sonesta contributed the land to the Partnership and received cash of $30,011,000. In addition, an existing Sonesta mortgage in the amount of $29,967,000 was paid off by the Partnership. Sonesta also received a priority equity position in the Partnership of approximately $60,000,000.

Note 3 – Land and Construction in Progress
Land and construction in progress consist of the following as of December 31st

	2007	2006
Land	$120,000,000	$120,000,000
Interest, loan and legal fees	18,374,075	12,681,958
Hotel shutdown costs	4,000,000	4,000,000
Architectural, engineering and design	3,198,961	2,768,413
Management fees	3,300,000	2,100,000
Marketing and sales	445,215	197,918
Insurance	798,067	749,507
General and administrative	134,203	109,341
Permits and fees	269,561	246,365
Other development costs	303,234	107,410
	$150,823,316	$142,960,912

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 4 – Loan payable

The Partnership entered into an amended loan agreement with a financial institution evidenced by two promissory notes that provide a revolving borrowing capacity up to $61,000,000. The purpose of the loan is to finance the land acquisition and pre-development costs and is secured by an amended and restated mortgage, an assignment of leases and rents, and a security agreement.  The loan is also personally guaranteed by one of the partners’ agents for $30,500,000.

The loan bears interest on the outstanding principal balance at the Applicable Interest Rate of LIBOR Rate plus a LIBOR Margin of 2.25% or the Reference Rate as announced by HSBC Bank of its prime rate plus a Reference Rate Margin of 0.25%.  The loan, as amended, matures on October 18, 2008.

The outstanding note payable balance as of December 31, 2007 and December 31, 2006 was $55,012,122 and $51,014,939, respectively.

Note 5 – Concentration of Credit Risk

The Partnership maintains balances in accounts at HSBC Bank.  These balances are invested in money market funds and are not insured by the Federal Deposit Insurance Corporation (FDIC) and not guaranteed by the bank. At December 31, 2007 and December 31, 2006, the Partnership maintained balances of $270,408 and $1,372,933, respectively.

Note 6 – Commitments and Contingencies

Commitments
Under its operating agreement, the Partnership shall enter into a license agreement with Sonesta International for the use of the Sonesta brand in exchange for 1.5% of the gross sales of residential units, not to exceed $8,000,000. The Partnership shall also enter into a long term hotel management agreement with Sonesta or an affiliate to operate the proposed new hotel component of the development.

Under its operating agreement, the Partnership has agreed to pay a development fee to an affiliate of Fortune equal to 2% of the project costs during the construction period and a technical support services fee to Sonesta of $8,000 per month upon completion of 60% of construction.  The development fee cannot exceed $8,000,000 and the technical support services fee cannot exceed $96,000.  In addition, the Partnership has entered into an exclusive agency listing agreement with Fortune Development Sales Corporation for the sale of the units.  Compensation payable under this agreement will be 2.75% of gross sales of residential units.  As of December 31, 2007, no amounts were paid under these agreements since the construction or marketing activities of the project had not commenced.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 6 – Commitments and Contingencies (continued)

Contingencies
The Partnership’s efforts to obtain building permits for a new resort met significant opposition from residents of the Village of Key Biscayne. In addition, the existing zoning requirements were unfavorable for the development of a condominium hotel, as originally intended by the Partnership. The Partnership filed for, and received on April 16, 2007, approval to develop a luxury 165-unit residential development. As a result, it is highly likely that the development will not include a condominium hotel component, which, based on the original operating agreement, was to be operated by Sonesta.  These changes have not been documented in the Partnership’s operating agreement and may affect the Partnership’s commitments as described above.

The Partnership is subject to the risks inherent within the real estate industry and the general economy in which it operates such as the rise of interest rates and the supply of high-rise condominium units in the area.